Filed by Whiting Petroleum Corporation

(Commission File No. 001-31899)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

(Commission File No. 001-31899)

Letter sent via email to Whiting Employees

Keeping with our commitment to frequent and open communication, attached is an update on integration planning.

Regards,

Lynn, Jimmy, Chip and Scott

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, the near- and long-term success of the combined company following the proposed transactions, potential opportunities the combined company may have, the success of the combined company’s brand identity, anticipated timing of the closing of the proposed transaction, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended (the “Whiting Form 10-K”), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the "Investor Relations" tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the "Investor Relations" tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in the Whiting Form 10-K. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Joint Integration Update Letter

Whiting and Oasis Teams,

We would like to begin by thanking you for your unwavering dedication to our companies and commitment to operating safely and with integrity. Leadership from both companies has valued the opportunity to meet with many of you, and we sincerely appreciate the ideas, suggestions, and feedback you have shared.

We are pleased to share a few additional updates on our pending merger and ongoing integration planning:

HSR Waiting Period Expiration & Integration Planning Progress

On Monday, April 18, the statutory waiting period under the HSR Act expired for the transaction. Completion of the HSR process is an important step in closing the merger. This positions us to move from the Setup phase of integration to the Design & Planning phase.

On April 25th, as part of the Design & Planning phase, we will set up various discipline-based Integration Planning Teams (IPTs) across the organizations. These IPTs will help us:

•	Align on processes, information flow and systems, including risk identification and mitigation

•	Outline detailed plans to ensure business continuity upon close

•	Identify pathways to eventually merge tasks that will run in parallel for a period after close

•	Develop plans to achieve synergies

•	Assist with future state organization design for respective disciplines

•	Coordinate with other discipline leads as required on interdependencies

A high-level outline of the Integration team structure and the teammates from each company that are providing support can be viewed here. We are thankful to have this added expertise, fully recognizing these individuals still have job duties to perform. Please lend your support to them and refrain from asking them to share information ahead of the process.

Introduction Meetings with Senior Leaders

Senior leaders from both companies have held informal “get to know you” sessions with some teams. We will continue these sessions over the coming weeks. These meetings are meant to 1) facilitate introductions, and 2) provide a high-level overview of a team’s primary tasks, processes and systems.

Positive Investor Feedback

Many investors in both companies have expressed support for the merger. Investors recognize that the combination of Oasis and Whiting will best position the combined company for near- and long-term success, and we’re pleased that they share our confidence and excitement.

Company Branding Update

Thank you to everyone who suggested ideas for our new company name! We have partnered with Squires & Company, a leading graphic design agency, to craft our new brand identity. Squires and the rebranding team are working with the executives to finalize our new company name and develop additional materials including a new website, investor presentation, company merchandise and other items. These details will continue to be worked on up until close, at which time they will be shared with employees.

Reminders

•	All integration decisions will continue to be guided by the following principles: Execution Certainty, Value Capture, and Organization, People, & Culture. These integration principles recognize the talent and operational excellence of both companies and seek to ensure that as we bring our companies together, we will maintain the strengths of each company. As we continue to work through the integration process and foster these guiding principles, please refrain from responding to rumors.

•	We are working to answer your merger and integration questions: Please know that we appreciate all the questions that employees have submitted, and we intend to include helpful Q&As in future integration planning updates. In the meantime, you can continue to submit questions to MergerQuestions@oasispetroleum.com (Oasis employees) and MergerQuestions@whiting.com (Whiting employees).

•	Business as usual: Until the close of the transaction, which we continue to expect to occur in the second half of this year, we are operating as separate companies. We are sharing another reminder to please refrain from connecting with future colleagues at the other company unless you are directed to do so in connection with the integration planning process.

Sincerely,

Danny Brown and Lynn Peterson